UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM RW

Registration Statement Withdrawal Request

Commission File No.: 333-289679

Registrant: AVAX One Technology Ltd.

Address: 215 S. Olive Ave., West Palm Beach, FL 33401

Date: June 15, 2026

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, AVAX One Technology Ltd. (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form S-3 (File No. 333-289679), initially filed with the Securities and Exchange Commission on August 15, 2025, together with all exhibits thereto.

The Company has determined not to proceed with the proposed public offering at this time due to current market conditions and strategic considerations. No securities have been sold pursuant to the Registration Statement.

We request that the Commission grant this withdrawal effective as of the date hereof or at the earliest practicable date.

If you have any questions regarding this request, please contact our CEO, Jolie Kahn, at (215) 375-6646.

Sincerely,

Jolie Kahn

Chief Executive Officer

AVAX One Technology Ltd.